Exhibit 99.2

Form 51 – 102F3

Material Change Report

1.	Name and Address of Company

Quest Rare Minerals Ltd.

1155 University Street

Suite 906

Montreal, Québec

H3B 3A7

2.	Date of Material Change

May 1, 2014.

3.	News Release

Quest Rare Minerals Ltd. (“Quest”) issued a press release with respect to the material change described below on May 1, 2014 via Marketwired.

4.	Summary of Material Change

Quest has appointed Pierre Lortie to its Board of Directors.

5.	Full Description of Material Change

5.1.	Full Description of Material Change

Quest has appointed Pierre Lortie to its Board of Directors.

Pierre Lortie is a Senior Business Advisor at Dentons, a major international law firm recognized as a leader in corporate law. He is a Director of Element Financial Corporation, Group Canam Inc., and Lamêlée Iron Ore Ltd. Mr. Lortie joined Dentons after a distinguished career as a corporate leader, serving as President and COO of Bombardier Transportation, President and COO of Bombardier Capital, President and COO of Bombardier International, and President of Bombardier Aerospace, Regional Aircraft. He was Chairman, President and CEO of Provigo Inc., President and CEO of the Montreal Stock Exchange and a Senior Partner of Secor Inc.

Mr. Lortie received an M.B.A. with honours from the University of Chicago, a license in applied economics from the Université Louvain in Belgium, and a Bachelor’s degree in applied sciences (engineering physics) from Université Laval, Canada. He was awarded a Doctorate Honoris Causa in civil law from Bishop’s University. He was elected Fellow of the Canadian Academy of Engineering in 1988 and he was appointed Member of the Order of Canada in 2001.

5.2.	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The senior officer who can answer questions regarding this report is Mr. Peter J. Cashin, President and Chief Executive Officer of Quest. Mr. Cashin can be reached at (416) 916-0777.

9.	Date of Report

May 2, 2014.

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